                                                                      EXHIBIT 12

                               AVISTA CORPORATION

             Computation of Ratio of Earnings to Fixed Charges and
                  Preferred Dividend Requirements Consolidated

                             (Thousands of Dollars)


                                            12 months
                                               ended                      Years Ended December 31
                                            September 30,    -----------------------------------------------------
                                                2002           2001           2000           1999           1998
                                            ------------     --------       --------       --------       --------
Fixed charges, as defined:
    Interest expense                          $101,729       $100,841       $ 64,846       $ 61,703       $ 66,158
    Amortization of debt expense
      and premium - net                          8,737          5,639          3,409          3,044          2,859
    Interest portion of rentals                  4,940          5,140          4,324          4,645          4,301
                                              --------       --------       --------       --------       --------

        Total fixed charges                   $115,406       $111,620       $ 72,579       $ 69,392       $ 73,318
                                              ========       ========       ========       ========       ========


Earnings, as defined:
    Income from continuing operations         $ 19,162       $ 59,605       $101,055       $ 28,662       $ 78,316
    Add (deduct):
      Income tax expense                        15,909         34,386         76,998         16,897         43,430
      Total fixed charges above                115,406        111,620         72,579         69,392         73,318
                                              --------       --------       --------       --------       --------

        Total earnings                        $150,477       $205,611       $250,632       $114,951       $195,064
                                              ========       ========       ========       ========       ========


Ratio of earnings to fixed charges                1.30           1.84           3.45           1.66           2.66


Fixed charges and preferred
  dividend requirements:
    Fixed charges above                       $115,406       $111,620       $ 72,579       $ 69,392       $ 73,318
    Preferred dividend requirements (1)          4,451          3,835         41,820         34,003         13,057
                                              --------       --------       --------       --------       --------

        Total                                 $119,857       $115,455       $114,399       $103,395       $ 86,375
                                              ========       ========       ========       ========       ========



Ratio of earnings to fixed charges
  and preferred dividend requirements             1.26           1.78           2.19           1.11           2.26


(1) Preferred dividend requirements have been grossed up to their pre-tax level.